Law Offices of Craig V. Butler
300 Spectrum Center Drive, Suite 300
Irvine, California 92618
Telephone No. (949) 484-5667 ● Facsimile No. (949) 209-2545
www.craigbutlerlaw.com
cbutler@craigbutlerlaw.com

April 30, 2018

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Hillary Daniels and Steve Lo

Re:
WEED, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed February 1, 2018
File No. 333-219922

Dear Mr. Reynolds:

We herein provide the following responses to your comment letter dated February 16, 2018, regarding the above-mentioned Amendment No. 2 to Registration Statement on Form S-1 (the “Original Filing”) for WEED, Inc. (the “Company”). I have summarized your comments in bold followed by the Company’s response. The Company will be filing an amended Form S-1/A2 in conjunction with this comment response to address the comments (the “Amended Filing”).

Description of Business

New York Property, page 21

1.
Please revise to update the status of the purchase of the property located in Westfield, New York from DiPaolo. We note that the purchase price is to be paid on or before the scheduled closing date of February 1, 2018.

By a Second Addendum to the Purchase and Sale Agreement dated February 19, 2018 regarding the New York property, the parties agreed to extend the Closing Date to May 1, 2018. The Company has amended the disclosure regarding the New York property to detail the terms of the Second Addendum.

Executive Compensation, page 38

2.
Please revise your compensation disclosure to address the compensation for the fiscal year ended December 31, 2017. See Item 402 of Regulation S-K.

The Company has updated the executive compensation disclosure for fiscal year ended December 31, 2017 in the Amended Filing.

Law Offices of Craig V. Butler
John Reynolds, Assistant Director
United States Securities and Exchange Commission
Office of Beverages, Apparel, and Mining
April 17, 2018

Exhibits

3.
We note your response to comment 10 that “the company does not have a form of warrant certificate and does not utilize warrant certificates for its outstanding warrants”. Please tell us what method the company uses to represent warrants to the holders of the outstanding warrants. We may have further comment.

The Company gives a copy of the Warrant to the holder and files a copy of the Warrant in the Company’s offices. If the holder wishes to exercise the Warrant they must submit Notice of Exercise, the exercise price, and a copy of the original Warrant, which the Company then matches up with the copy they have on file to verify the holder owns the Warrant being exercised. The Company also has a spreadsheet listing all its outstanding Warrants.

In addition to the above revisions, we have included the Company’s audited financial statements for December 31, 2017 and 2016, and the related Management Discussion and Analysis disclosure, in the Amended Filing. Likewise, the Company deleted the Company’s audited financial statements for December 31, 2016 and 2015, the unaudited financial statements for period ended September 30, 2017 and 2016, and the related Management Discussion and Analysis disclosure, from the Amended Filing.

Company’s Statements

●
The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●
Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●
The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions. Thank you for your time and attention to this matter.

Sincerely, /s/ Craig V. Butler Craig V. Butler, Esq.

Law Offices of Craig V. Butler
John Reynolds, Assistant Director
United States Securities and Exchange Commission
Office of Beverages, Apparel, and Mining
April 17, 2018

[WEED, Inc. Letterhead]

April 30, 2018

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Hillary Daniels and Steve Lo

Re:
WEED, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed February 1, 2018
File No. 333-219922

Dear Ms. Daniels and Mr. Lo:

WEED, Inc. (the “Company”) hereby affirms and agrees with the following statements related to the comment response for the above-mentioned filing filed with the Commission on April 30, 2018:

Company’s Statements

●
The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●
Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●
The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions. Thank you for your time and attention to this matter.

Sincerely, /s/ Glenn E. Martin Glenn E. Martin Chief Executive Officer